Exhibit 99.7

CONSENT OF WARDELL ARMSTRONG INTERNATIONAL LIMITED

Baldhu House, Wheal Jane Earth Science Park, Baldhu, Truro TR3 6EH

July 15, 2015

CONSENT OF EXPERT

VIA EDGAR	VIA SEDAR
United States Securities and Exchange Commission	British Columbia Securities Commission Alberta Securities Commission

RE:	Tasman Metals Ltd. Pre-Feasibility Study – NI 43-101 – Amended and Restated Technical Report for the Norra Karr Rare Earth Element Deposit dated July 10, 2015 (the “Study”)

To Whom It May Concern:

We have assisted with the preparation of the above referenced Study. We hereby consent to the public filing of the Study and any extracts from or a summary of the Study in the news release dated July 10, 2015 of Tasman Metals Ltd. (the “News Release”). We also consent to the use of our name and the Study, and summaries thereof, and inclusion and incorporation by reference thereof and information derived from such Study in the News Release and/or Tasman Metals Ltd.’s Registration Statement on Form F-3 (File No. 333-190863), and any associated prospectus, filed with the United States Securities and Exchange Commission.

We confirm that we have read the Study and we have no reason to believe that there are any misrepresentations in the Study that are within our knowledge as a result of the services we performed in connection with such Study.

We also confirm that we have read the News Release that the Study supports and that it fairly and accurately represents the information in the sections of the Study for which we are responsible.

Yours truly,

WARDELL ARMSTRONG INTERNATIONAL LIMITED

/s/ Mark Mounde
Signature

Mr Mark Mounde
Name of Authorized Signatory

Technical Director
Title